This submission is being made solely to obtain a new Securities Act file number, new contract ID, and the Form N-4 investment company type for the Nationwide Defined Protection Annuity (currently registered on Form S-1 as Registration No. 333-271186) under CIK 0001127203 for Nationwide Life Insurance Company in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450;IC-35273; File No. S7-16-23 ("Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments").
Please direct any questions on this submission to Ben Mischnick of Nationwide Life Insurance Company at (614) 249-7001.